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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*
                                          ---

                                  Syntel Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87162H103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                      525 East Big Beaver Road, Suite 300
                                Troy, MI  48083
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 2, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
     Parashar Ranade

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         1,000

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        28,388,600*

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         1,000

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            28,388,600*

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     28,389,600*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     70.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN

--------------------------------------------------------------------------------

* - The common stock with respect to which Mr. Ranade shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997, (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997, (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004, (iv) 8,467,750 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004, (v) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, (vi) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, (vii) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, and (viii) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, over each of which Mr. Ranade acts as co-trustee. Mr. Ranade disclaims beneficial ownership of the 28,388,600 shares held by such trusts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
     Bharat Desai Irrevocable Trust Agreement dated December 28, 2004

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
     Florida Irrevocable Trust

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         0

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        0

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         0

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2005, on behalf of the undersigned (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, the aggregate number and percentage of Common Stock held by each of the Reporting Persons is:


           Reporting Person                 Number of Shares           Percentage(1)
           ----------------                 ----------------           -----------
           Parashar Ranade                        28,389,600(2)             70.0%
           Saahill Trust                           4,659,346                11.5%
           Pia Trust                               4,659,346                11.5%
           Neerja Trust                           10,302,158                25.4%
           Bharat I Trust                          8,467,750                20.9%
           Bharat II Trust                                 0(3)              0.0%


           (1) - percentage beneficially owned is based on the number of shares of Common Stock outstanding on October 25, 2004, as reported in Syntel's most recently available Quarterly Report on Form 10-Q.

           (2) - Mr. Ranade owns 1,000 shares of Common Stock and is deemed to beneficially own an additional 28,388,600 shares of Common Stock in his capacity as co-trustee of the Trusts and certain other trusts. Mr. Ranade disclaims beneficial ownership of the 28,388,600 shares held by the Trusts and certain other trusts.

           (3) - The Bharat II Trust terminated on February 2, 2005 and no longer beneficially owns any shares of Common Stock.

(b) Mr. Ranade has sole power to vote, direct the vote, dispose or to direct the disposition over 1,000 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 28,388,600 shares of Common Stock. Mr. Ranade shares such power to vote, direct the vote, dispose or to direct the disposition with either Bharat Desai or Neerja Sethi, in their capacities as co-trustees of the Trusts. Mr. Desai's and Ms. Sethi's business address is 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Desai's principal occupation is Chairman and Chief Executive Officer of Syntel. Ms. Sethi's principal occupation is Vice President, Corporate Affairs of Syntel. During the past five years, neither Mr. Desai nor Ms. Sethi has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desai and Ms. Sethi are both citizens of the United States of America.

         The Saahill Trust has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.

         The Pia Trust has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.

         The Neerja Trust has sole power to vote, direct the vote, dispose or to direct the disposition over 10,302,158 shares of Common Stock.

         The Bharat I Trust has sole power to vote, direct the vote, dispose or to direct the disposition over 8,467,750 shares of Common Stock.

         The Bharat II Trust has sole power to vote, direct the vote, dispose or to direct the disposition over 0 shares of Common Stock.

(c) On February 2, 2005, the Bharat II Trust terminated in accordance with its terms. Mr. Ranade and Ms. Sethi, as the co-trustees of the trust, distributed the remaining principle and income, including the 4,000,000 shares of Common Stock held by the trust, to Mr. Desai as the beneficiary of the trust. As a result, both Mr. Ranade and the Bharat II Trust are no longer deemed to have beneficial ownership of the 4,000,000 shares.

(d) Not applicable.

(e) On February 2, 2005, the Bharat II Trust ceased to be the beneficial owner of more than five percent of the common stock of Syntel.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated:  February 14, 2005

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade

                                         NEERJA SETHI IRREVOCABLE TRUST F/B/O
                                         SAAHILL DESAI DATED FEBRUARY 28, 1997

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade, Co-Trustee

                                         /s/ Bharat Desai
                                         ---------------------------------------
                                         Bharat Desai, Co-Trustee

                                         NEERJA SETHI IRREVOCABLE TRUST F/B/O
                                         PIA DESAI DATED FEBRUARY 28, 1997

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade, Co-Trustee

                                         /s/ Bharat Desai
                                         ---------------------------------------
                                         Bharat Desai, Co-Trustee

                                         NEERJA SETHI IRREVOCABLE TRUST
                                         AGREEMENT DATED DECEMBER 27, 2004

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade, Co-Trustee

                                         /s/ Bharat Desai
                                         ---------------------------------------
                                         Bharat Desai, Co-Trustee

                                         BHARAT DESAI IRREVOCABLE TRUST
                                         AGREEMENT DATED DECEMBER 27, 2004

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade, Co-Trustee

                                         /s/ Neerja Sethi
                                         ---------------------------------------
                                         Neerja Sethi, Co-Trustee

                                         BHARAT DESAI IRREVOCABLE TRUST
                                         AGREEMENT DATED DECEMBER 28, 2004

                                         /s/ Parashar Ranade
                                         ---------------------------------------
                                         Parashar Ranade, Co-Trustee

                                         /s/ Neerja Sethi
                                         ---------------------------------------
                                         Neerja Sethi, Co-Trustee